Fresh Ideas Media, Inc.
6521 Ocaso Drive
Castle Rock, Colorado 80108

April 2, 2007

Mr. Larry Spirgel, Assistant Director
Mr. William Bennett
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Fresh Ideas Media, Inc.
Registration Statement on Form SB-2
File No. 333-132252

Dear Messrs. Spirgel and Bennett:

Fresh Ideas Media, Inc. hereby requests acceleration of the effective date of the above-captioned Registration Statement on Form SB-2 (the “Registration Statement”), such that the Registration statement shall become effective at 5:00 p.m., Eastern Daylight Time, on Monday, April 2, 2007, or as soon as is practicable thereafter.

Your assistance in this matter is greatly appreciated.

Sincerely yours,

By: /s/ Phil E. Ray
      Phil E. Ray, President

PC/sjg

cc:          Patricia Cudd, Esq.
Cudd & Associates

Mr. Ron Chadwick
Ronald R. Chadwick, P.C.